B&G Foods, Inc.
Four Gatehall Drive
Parsippany, NJ 07054
Tel:	(973) 401-6500
Fax:	(973) 630-6550

VIA EDGAR

June 12, 2017

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, DC 20549

Attn:                    Karl Hiller

Branch Chief

Re:                             B&G Foods, Inc.

Form 10-K for the Fiscal Year ended December 31, 2016

Filed March 1, 2017

File No. 001-32316

Ladies and Gentlemen:

This letter is to confirm the telephone conversation between Mr. Joseph Klinko, Staff Accountant, and the undersigned on Friday, June 9, 2017, regarding the comments that you have provided on behalf of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter dated May 31, 2017 (the “Comment Letter”).

We are in the process of preparing our response to the Comment Letter.  However, I advised Mr. Klinko in our telephone conversation on Friday that due to timing constraints on our internal finance and legal personnel we require additional time to fully and appropriately respond to the comments made by the Staff.  Therefore, we respectfully requested an extension of time to respond to the Comment Letter and were advised that such request would be granted by the Staff.  We appreciate the Staff’s willingness to grant our request.  We intend to submit our response to you on or before Friday, July 7, 2017.

If you have any questions with respect to the foregoing, please contact me at (973) 630-6406.

Sincerely,

/s/ Scott E. Lerner

Scott E. Lerner
Executive Vice President, General Counsel and Secretary

cc:  Joseph Klinko, Staff Accountant, Securities and Exchange Commission

Quality Foods Since 1889